UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

DemandTec, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

24802R 50 6

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                  Rule 13d-1(b)

☐                                  Rule 13d-1(c)

☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24802R 506	Page 2 of 7

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Altos Ventures II, L.P. – IRS# 94-3338591
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,143 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,143 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,143 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.37% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Altos Ventures II, L.P. (“Altos II”) and Altos Management Partners II, LLC (collectively, the “Altos Entities”).  The Altos Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes: 1,671,143 shares held by Altos II.  Altos Management Partners II, LLC (“Altos Management”) is the sole general partner of Altos II and owns no shares of the issuer directly.   Altos Management holds voting and dispositive power over the shares held by Altos II; however, disclaims beneficial ownership of the shares held by Altos II, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 26,250,866 shares of the Issuer’s common stock outstanding, as of September 28, 2007, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on October 5, 2007.

CUSIP No. 24802R 506	Page 3 of 7

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Altos Management Partners II, LLC – IRS # 94-3338590
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,143 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,143 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,143 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.37% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by Altos Ventures II, L.P. (“Altos II”) and Altos Management Partners II, LLC (collectively, the “Altos Entities”).  The Altos Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes: 1,671,143 shares held by Altos II.  Altos Management Partners II, LLC (“Altos Management”) is the sole general partner of Altos II and owns no shares of the issuer directly.   Altos Management holds voting and dispositive power over the shares held by Altos II; however, disclaims beneficial ownership of the shares held by Altos II, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 26,250,866 shares of the Issuer’s common stock outstanding, as of September 28, 2007, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on October 5, 2007.

CUSIP No. 24802R 506	Page 4 of 7

Introductory Note: This Statement on Schedule 13G is filed on behalf of Altos Ventures II, L.P., a limited partnership organized under the laws of the State of California (“Altos II”) and Altos Management Partners II, LLC a limited liability company organized under the laws of the State of California (“Altos Management”) in respect of shares of Common Stock of DemandTec, Inc..

Item 1(a)  Name of Issuer

DemandTec, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices

One Circle Star Way, Suite 200

San Carlos, CA 94070

Item 2(a)  Name of Person Filing

Altos Ventures II, L.P.

Altos Management Partners II, LLC

Item 2(b)  Address of Principal Business Office or, if none, Residence

2882 Sand Hill Road, Suite 100

Menlo Park, CA  94025

Item 2(c)  Citizenship

Altos II  is a limited partnership organized in the State of California.  Altos Management is a limited liability company organized in the State of California.

Item 2(d)  Title of Class of Securities

Common Stock

Item 2(e)  CUSIP Number

24802R 50 6

Item 3   Not applicable.

Item 4   Ownership

Altos Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Altos Partners II, L.P.	1,671,143	0	1,671,143	0	1,671,143	1,671,143	6.37%

Altos Management Partners II, LLC	0	0	1,671,143	0	1,671,143	1,671,143	6.37%

Item 5   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6   Ownership of More than Five Percent of Another Person

Not applicable.

Item 7   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8   Identification and Classification of Members of the Group

Not applicable.

Item 9   Notice of Dissolution of Group

Not applicable.

Item 10   Certification

Not applicable.

CUSIP No. 24802R 506	Page 5 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 5, 2008	ALTOS VENTURES II, L.P.

	BY:	ALTOS MANAGEMENT PARTNERS II, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ Brendon Kim
Brendon Kim
Managing Director

May 5, 2008	ALTOS MANAGEMENT PARTNERS II, LLC

	By:	/s/ Brendon Kim
Brendon Kim
Managing Director

CUSIP No. 24802R 506	Page 6 of 7

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Altos Ventures II, L.P. and Altos Management Partners II, LLC.

CUSIP No. 24802R 506	Page 7 of 7

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

May 5, 2008	ALTOS VENTURES II, L.P.

	BY:	ALTOS MANAGEMENT PARTNERS II, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ Brendon Kim
Brendon Kim
Managing Director

May 5, 2008	ALTOS MANAGEMENT PARTNERS II, LLC

	By:	/s/ Brendon Kim
Brendon Kim
Managing Director